SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel
Participações S.A.

Report of Independent Public Accountants on the Special Review of Quarterly Information (Convenience translation into English from the original previously issued in Portuguese.)
June 30, 2003

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON THE SPECIAL REVIEW

(Convenience translation into English from the original previously issued in Portuguese.)

To the Shareholders and Board of Directors of
Embratel Participações S.A.
Rio de Janeiro – RJ

1.

We have made a special review of the quarterly report of Embratel Participacoes S.A. (a Brazilian corporation) and subsidiaries (company and consolidated), for the six-month period ended June 30, 2003, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, which includes the balance sheets, the related statements of income and the report on performance.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - Ibracon, together with the Federal Accounting Council, and comprised: (a) inquiries of and discussions with Company's Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and subsidiaries.

3.

Based on our special review, we are not aware of any material modification that should be made to the information contained in the quarterly report referred to in paragraph 1, for it to be in accordance with accounting practices adopted in Brazil and presented in accordance with standards laid down by Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly information.

4.

The balance sheets (company and consolidated) as of March 31, 2003, and the statements of income (company and consolidated) for the six-month period ended June 30, 2002, presented for comparative purposes, were reviewed by us, and our unqualified special report was issued on May 6, 2003 and August 8, 2002, respectively.

Rio de Janeiro, July 28, 2003.

DELOITTE TOUCHE TOHMATSU	Francisco Papellas Filho
Auditores Independentes	Engagement Partner

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais)
(Translation of the report originally issued in Portuguese. See Note 27 to the financial statements.)

                                                           Company                     Consolidated

                                                   June 30,      March 31,      June 30,        March 31,
ASSETS                                   Notes       2003          2003           2003            2003

CURRENT ASSETS                                        26,342        26,347      2,909,846         2,878,860

Cash and cash equivalents                  12         19,705        19,870        662,448           525,999
Trade accounts receivable                  13              -             -      1,413,059         1,500,861
Deferred and recoverable taxes             14          6,631         6,477        499,571           490,960
Assets for disposal                        15              -             -        119,038                 -
Other current assets                                       6             -        215,730           361,040

NONCURRENT ASSETS                                     12,516       12,516       1,513,049         1,530,127

Deferred and recoverable taxes             14              -             -      1,153,229         1,207,762
Deposits in court                                     12,516        12,516        321,464           280,476
Other noncurrent assets                                    -             -         38,356            41,889

PERMANENT ASSETS                                   4,857,120     4,728,497      7,449,030         7,974,630

Investments                                15      4,857,120     4,728,497         80,215           263,422
Property, plant and equipment              16              -             -      7,368,815         7,599,570
Deferred assets                            17              -             -              -           111,638

TOTAL ASSETS                                       4,895,978     4,767,360     11,871,925        12,383,617

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30, 2003 AND MARCH 31, 2003 (In thousands of Brazilian reais) (Translation of the report originally issued in Portuguese. See Note 27 to the financial statements.)

                                                                     Company                      Consolidated

                                                               June 30,       March 31,       June 30,         March 31,
LIABILITIES                                      Notes          2003            2003            2003             2003

CURRENT LIABILITIES                                              19,740         23,441       3,906,451        4,265,944

Personnel, charges and social benefits                               -               -         111,460          106,455
Accounts payable and accrued expenses              18                8               -       1,429,276        1,626,273
Taxes and contributions                            19               77               -         278,281          271,000
Dividends and interest payable on capital        23.d            19,645         23,434          19,645           37,688
Loans and financing                                20                -               -       1,761,565        1,926,630
Provision for contingencies                        21                -               -          50,250           52,761
Employees' profit sharing                                            -               -          50,744           38,649
Actuarial liabilities - Telos                      22                -               -          67,315           68,209
Related party liabilities                          24                -               -           8,399            8,065
Other current liabilities                                           10               7         129,516          130,214

NONCURRENT LIABILITIES                                           13,431         13,431       2,744,233        3,036,681

Loans and financing                                20                -               -       2,354,428        2,643,578
Actuarial liabilities - Telos                      22                -               -         314,375          310,579
Taxes and contributions                            19            12,516         12,516          53,026           55,516
Sundry credits and other liabilities                               915             915          22,404           27,008

DEFERRED INCOME                                                       -               -        117,426          119,351

MINORITY INTEREST                                                     -              -         241,008          231,153

SHAREHOLDERS' EQUITY                               23         4,862,807      4,730,488       4,862,807        4,730,488

Capital stock paid-in                                         2,273,913      2,273,913       2,273,913        2,273,913
Revenue reserves                                              1,912,113      1,912,113       1,912,113        1,912,113
Treasury stock                                                  (41,635)       (41,635)        (41,635)         (41,635)
Retained earnings                                               718,416        586,097         718,416          586,097

TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                                     4,895,978      4,767,360      11,871,925       12,383,617

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(In thousands of Brazilian reais, except for net income (loss) por thousand outstanding shares)
(Translation of the report originally issued in Portuguese.
See Note 27 to the financial statements.)

                                                                      Company                    Consolidated
                                                                     June 30,                      June 30,
                                                   Notes         2003            2002          2003          2002
GROSS OPERATING REVENUE

Telecommunications services                                            -                 -    4,353,721     4,830,317
Gross revenue deductions                                                                       (979,305)   (1,091,857)
                                                                       -                 -

Net operating revenue                                5                 -                 -    3,374,416     3,738,460
Cost of services                                     6                                       (2,267,845)   (2,518,805)
                                                                       -                 -

Gross profit                                                                                  1,106,571     1,219,655
                                                                       -                 -

OPERATING REVENUES (EXPENSES)                                    137,020         (190,491)     (937,791)   (1,092,961)

Selling expenses                                     7                 -                 -     (399,927)     (545,054)
General and administrative expenses                  8            (2,278)          (1,634)     (547,506)     (545,396)
Other operating revenues, net                                         (7)                -        9,642        (2,511)
Equity method results                                             39,305         (188,857)            -             -

OPERATING INCOME (LOSS)
     BEFORE INTEREST                                             137,020         (190,491)      168,780       126,694
Interest income (expense)                            9            2 ,314             1,758      237,262      (678,697)

OPERATING INCOME (LOSS)                                          139,334         (188,733)      406,042      (552,003)
Extraordinary non-operating income - ILL           11.2a               -                 -            -       198,131
Other non-operating income (expense), net           10                28              (57)     (161,473)        3,986

LOSS BEFORE TAXES                                                139,362          (188,790)     244,569      (349,886)
     AND MINORITY INTEREST
Income tax and social contribution
     on profits                                     11              (102)              (11)     (88,682)      165,871
Minority interest                                                      -                 -      (16,841)      (4,625)

NET INCOME (LOSS) FOR THE PERIOD                    23           139,260         (188,801)      139,046      (188,640)

QUANTITY OF OUTSTANDING SHARES
      (IN THOUSANDS)                                         332,629,361      332,932,361

NET INCOME (LOSS) PER THOUSAND
    OUTSTANDING  SHARES IN R$                                       0.42           (0.57)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003 (In thousands, except as indicated otherwise) (Translation of the report originally issued in Portuguese. See Note 27 to the financial statements.)

1.     OPERATING OVERVIEW

Embratel Participações S.A. (“Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 — General Telecommunications Law — based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. — Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda. (Brazilian subsidiary of MCI).

As of June 29, 2001, Startel Participações Ltda., which held 19.3% of the Company´s capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company´s capital stock.

Embratel Participações S.A. holds 98.8% of the capital of Empresa Brasileira de Telecomunicações S.A. — Embratel. Embratel provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005, and may be renewed for a 20-year term.

The businesses of the subsidiaries Embratel and Star One S.A. are regulated by Anatel (Agência Nacional de Telecomunicações), which is the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

On August 15, 2002, the subsidiary Embratel was granted an undefined term authorization by Anatel to operate Switched Fixed Telephony Services (STFC), for local services, in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the authorization to operate in domestic territory. The subsidiary Embratel started rendering those services effective in December 2002.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, as the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for a 15-year term.

As from July 6, 2003, users of Personal Cellular Service (PCS) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, will offer its customers the possibility of using pre and post-paid calling cards for cellular phones. Embratel will also benefit customers sending a single invoice: calls made from cellular phones will be charged on the normal invoice of the cellular operators.

2.     PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with accounting practices established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários).

3.     PRINCIPAL ACCOUNTING PRACTICES

a. Cash and Cash Equivalents

Cash and cash equivalents refer to highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value, when applicable.

b. Trade Accounts Receivable

Trade Accounts Receivable refer primarily to the amounts receivable from long distance domestic and international telecommunication and data services, billed and/or unbilled at the closing dates of the financial statements, through operating telecommunications companies.

Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c. Foreign Currency Transactions

Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Interest Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d. Investments

This account refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to holdings in international satellite companies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

e. Property, Plant and Equipment

Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates used are shown in Note 16.

Expenses for maintenance and repair are expensed as incurred. Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

As described in Note 16, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, exchange variations.

f. Deferred Assets

As of March 31, 2003, it represented the goodwill associated with the acquisition of Acessonet Ltda., which was being amortized over 5 (five) years (Note 17).

g. Loans and Financing

Loans and financing include accrued interest and are updated based on exchange or monetary variation to the balance sheet date, according to the terms of each agreement.

h. Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, as described in Notes 11, 14 and 19, based on the assumption of its future realization.

i. Provision for Contingencies

The provision for contingencies is updated through the closing dates of the financial statements for losses, according to the nature of each contingency. The basis and nature of the provisions are described in Note 21.

j. Actuarial Liabilities — Telos

The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Contributions to the plans are determined according to actuarial calculations and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were integrally recognized in financial statements as of December 31, 2001.

k. Deferred Income

This amount is related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

l. Revenue Recognition

Revenues from services are recognized using the accrual method of accounting, after deducting an estimate for billing problems or disputes. Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made (Note 5).

m. Interest Income (Expense)

This represents interest and exchange and monetary variations resulting from financial applications, loans and financing obtained and other liabilities subject to updates, which are recognized on an accrual basis.

n. Employees’ Profit Sharing

The subsidiaries Embratel and Star One have provided for employees’ profit sharing, calculated based on corporate and individual goals, and payment of which is subject to approval by the General Meeting of Shareholders. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiaries reclassified that expense to operational expenses in the statements of income for the period. For comparative purposes, the statements of income for the first semester of 2002 also reflects such reclassification.

o. Minority Interests

Refers to the minority shareholder interests in the Embratel and Star One subsidiaries.

p. Income (Loss) per Thousand Shares

Income (Loss) per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

q. Use of Estimates

For consolidation purposes, Management is required to make estimates and assumptions related to the recording and disclosure of assets and liabilities, as well as revenues and expenses, on the consolidated financial statements. Actual results may differ from those estimates.

4.     CONSOLIDATION PROCEDURES

For consolidation purposes, intercompany balances and transactions were eliminated, including items such as intercompany investments, unrealized profits, when applicable, equity adjustments, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities. The intercompany investments were eliminated against the respective intercompany shareholders’ equity.

The consolidated financial statements as of June 30, 2003 and March 31, 2003 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, as follows:

                                                                    Voting
                                                                 capital stock
                                                                 Direct and/or
                                                              indirect share (%)

Empresa Brasileira de Telecomunicacoes S.A. - Embratel               98.8
BrasilCenter Comunicacoes Ltda.                                     100.0
Embratel Americas, Inc.                                             100.0
Star One S.A.                                                        80.0
Ponape Telecomunicacoes Ltda.                                       100.0
Palau Telecomunicacoes Ltda.                                        100.0
Embratel Clearinghouse Ltda.                                        100.0
Embratel Internacional S.A.                                         100.0
Embratel Uruguay S.A.                                               100.0
Gollum Investments, Inc.                                            100.0
Avantis Investments, Inc.                                           100.0
Embratel Chile S.A.                                                 100.0

5.     NET OPERATING REVENUE

                                                              Consolidated
                                                                June 30,
                                                        2003             2002

Voice-
Domestic long-distance                                1,890,551        2,253,683
International long-distance (*)                         440,815          465,155
                                                      2,331,366        2,718,838
Data & Internet-
Corporative and other                                   851,196          867,510
Telecommunications companies                             42,071           38,896
                                                        893,267          906,406

Other services                                          149,783          113,216

Total                                                 3,374,416        3,738,460

(*)     During the first semester of 2003, the Company adopted the procedure of reporting international long-distance revenues reflecting the amounts payable to foreign administrators (settlement) in the cost of services. Previously, these revenues were reported net of settlement. Such change aims to align the Company’s procedures with the recent changes in the telecommunications industry’s practices. Although this change does not affect reported gross profit, and the practice previously adopted by the Company is in accordance with the previous industry practice, the current procedure is considered as preferential since it facilitates comparability with other companies of the industry.

As a result of this change, gross and net international long-distance revenues of the semester ended June 30, 2002, as well as the cost of services in the same period, were reclassified, for better comparability .

6.     COST OF SERVICES

                                                            Consolidated
                                                              June 30,
                                                       2003              2002

Interconnection/facilities                         (1,538,239)       (1,825,034)
Depreciation and amortization                        (484,102)         (475,179)
Personnel                                            (104,750)         (106,254)
Third-party services (*)                             (114,144)          (93,370)
Other                                                 (26,610)          (18,968)

Total                                              (2,267,845)       (2,518,805)

(*)     Refers substantially to maintenance of telecommunications equipment and public services (energy).

The interconnection costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the three regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution No. 33, effective since April 1, 1998.

7.     SELLING EXPENSES

                                                         Consolidated
                                                            June 30,
                                                2003                      2002

Allowance for doubtful accounts              (190,506)                 (336,707)
Personnel                                    (116,134)                 (119,502)
Third-party services (*)                      (86,587)                  (81,858)
Depreciation and amortization                  (1,857)                   (1,670)
Other                                          (4,843)                   (5,317)

Total                                        (399,927)                 (545,054)

(*)     Refers substantially to marketing, advertisement, advisory and consulting expenses.

8.     GENERAL AND ADMINISTRATIVE EXPENSES

                                            Company             Consolidated
                                            June 30,              June 30,
                                       2003        2002        2003        2002

Third-party services (*)             (1,860)     (1,392)   (261,703)   (272,263)
Taxes                                  (312)       (118)    (69,209)    (97,661)
Personnel                              (104)       (122)    (72,699)    (68,393)
Depreciation and amortization             -           -     (92,964)    (76,165)
Employees’ profit sharing                 -           -     (25,624)    (14,992)
Other                                    (2)         (2)    (25,307)    (15,922)

Total                                (2,278)     (1,634)   (547,506)   (545,396)

(*)     Refers substantially to maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

9.     INTEREST INCOME (EXPENSE)

                                                    Company              Consolidated
                                                    June 30,               June 30,
                                                2003       2002        2003        2002
Interest income-
Interest on temporary investments              2,309      1,758     109,322      71,603
Monetary variation – credit                        -          -       1,028         156
Exchange variation – asset accounts                -    (89,459)    119,602
                                                                                      5

Subtotal                                       2,314      1,758      20,891     191,361

Interest expense-
Interest charges                                   -          -    (201,473)   (166,935)
Monetary variation – charge                        -          -     (30,731)    (15,114)
Exchange variation – liabilities accounts          -    448,575    (688,009)
                                                                                      -

Subtotal                                           -    216,371    (870,058)
                                                                                      -

Total                                          2,314      1,758     237,262    (678,697)

In the first semester of 2003, the Brazilian real revalued by 18.72% (devalued by 22.58% in the same period of 2002) against the US dollar, resulting in a recovery of exchange variation charges in the amount of R$448,575 (exchange variance charges of of R$688,009 in the same period of 2002) in the period, net of losses (gain) on hedge contracts recorded during the period, in the amount of R$353,801 – expense – (R$357,951 – revenue – in the same period of 2002).

10.     OTHER NONOPERATING INCOME (EXPENSE), NET

                                                                 Consolidated
                                                                   June 30,
                                                              2003         2002
Revenues -
Proceeds from sale of permanent assets                       4,272          358
International consortia                                        913        1,565
Rent of infrastructure to third parties                      6,727        6,051
Other                                                        1,964        1,769
Expenses-
Write-off of permanent assets (In 2003, mainly            (131,901)      (2,866)
Notes 15 and 17)
Sponsorships/cultural incentives (Rouanet Law)              (3,435)      (2,436)
Withholding income tax on remittances to foreign
telecommunications companies (Note 21 c.1)                 (39,462)           -
Other                                                         (551)        (455)

Total                                                     (161,473)       3,986

11.     INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their actual profit, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax — Estimated and Social Contribution — Estimated, and are shown as a deduction from the taxes payable (see Note 19).

Tax legislation introduced in 1995 (Law No. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On June 30, 2003, the subsidiary Embratel had R$1,190,846 in tax losses and R$1,060,821 of negative basis of social contribution (on June 30, 2002, R$600,921 in tax losses and R$489,738 of negative basis of social contribution).

11.1 - Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income (expense) tax and social contribution income for six-month periods ended June 30, 2003 and 2002 totals R$(52,567) and R$184,182, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 14).

Breakdown of Income Tax and Social Contribution Income (Expenses)

                                           Company              Consolidated
                                                     June 30,
                                    2003         2002         2003         2002
Current -
Social contribution                  (30)          (4)      (9,595)      (4,813)
Income tax                           (72)          (7)     (26,520)     (13,498)

Total current expense               (102)         (11)     (36,115)     (18,311)

Deferred -
Social contribution                    -            -      (13,883)      48,755
Income tax                             -            -      (38,684)     135,427

Total deferred income                  -            -      (52,567)     184,182

Total                               (102)         (11)     (88,682)     165,871

The current income tax and social contribution charge, reported in the statements of income for the six-month periods ended 2003 and 2002, arises substantially from the subsidiary Star One.

11.2 — Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded is shown below:

                                                                        Company               Consolidated
                                                                                    June 30,
                                                                    2003        2002        2003        2002

Income (Loss) before taxes and minority interest                 139,362    (188,790)    244,569    (349,886)

Social contribution income (loss) at nominal rate                (12,543)     16,991     (22,011)     31,490
Rate adjustment to obtain effective rate
Social contribution on amortization of goodwill from                   -           -      (1,190)     (1,190)
merger
Favorable decision on ILL law suit (note 11.2.a)                       -           -           -      12,961
Sundry permanent additions and exclusions (*)                     12,513     (16,995)       (277)
                                                                                                         681

Social contribution benefit (expense) on statement of income         (30)         (4)    (23,478)     43,942

Income tax income (expense) at nominal rate                      (34,841)     47,198     (61,142)     87,472
Rate adjustment to obtain effective rate
Income tax on amortization of goodwill from merger                     -           -      (3,306)     (3,306)
Favorable decision on ILL law suit (note 11.2.a)                       -           -           -      36,002
Sundry permanent additions and exclusions (*)                     34,769     (47,205)       (756)      1,761

Corporate income tax credit (expense) per statement of income        (72)         (7)    (65,204)    121,929

Income tax and social contribution on profits (loss)                (102)        (11)    (88,682)    165,871

(*)Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments.

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

a.     Recovery of Tax on Net Income (ILL)

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido). During this period, the Company regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the Company field a lawsuit, and obtained an injunction in order to get a tax credit.

This amount was offset against income tax that Embratel would have paid from May 1999 to July 2001. Upon making this offset, Embratel did not credit the amounts offset to income statement as the offset was still subject to final decision by a higher court. In May, 2001, the second judicial level (Tribunal Regional Federal) further confirmed the rigt of offset. In May, 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax deductible expense when paid between 1989 ans 1992. Considering that the Supreme Court is no longer accepting appeals on this issue, the Company decided to recognize in 2002 as extraordinary income the related amounts described below.

                                                        Consolidated
                                                          June 30,
                                                            2002

Reversal due to favorable decision on ILL suit
(principal and monetary restatement)                      144,006
Financial income - monetary variation                      54,125

Total                                                     198,131

12.     CASH AND CASH EQUIVALENTS

                                               Company           Consolidated
                                          June 30, March 31,  June 30, March 31,
                                              2003      2003      2003      2003

Cash and bank deposits                          22        83   247,187   230,390
Foreign short-term investments                   -         -    69,156    62,698
Marketable securities                       19,683    19,787   346,105   232,911

Total                                       19,705    19,870   662,448   525,999

Marketable securities are represented primarily by fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications.

13.     TRADE ACCOUNTS RECEIVABLE

                                                            Consolidated
                                                     June 30,           June 30,
                                                       2003               2003
Voice services                                      2,470,196          2,729,216
Data, telecom operators and other services            592,577            588,316
Foreign administrators                                215,248            279,183
Subtotal                                            3,278,021          3,596,715
Allowance for doubtful accounts                   (1,864,962)        (2,095,854)

Total                                               1,413,059          1,500,861

The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of June 30, 2003 and March 31, 2003 refers substantially to provisions for amounts over 120 days past due on voice services.

During 2002 and 2003, the Company continued making significant investments in measures to improve its collection rate and also continued to manage calls more aggressively so as to ensure that non-payers were prevented from using its network. These investments have resulted in a decrease in doubtful accounts charges. In the first semester of 2003, such charges decreased by approximately R$146,000, as compared to the same period in 2002.

During 2002, the Company signed co-billing agreements with local phone service providers. This consists of invoicing customers for services rendered by the subsidiary Embratel on the same bill which is used by the local phone company to charge for its own services. Co-billing is a billing alternative which the subsidiary Embratel offers to its customers to make the payment easier, and may also contribute to improve collections as the procedure is more widely implemented.

14.     DEFERRED AND RECOVERABLE TAXES

                                                          Company              Consolidated
                                                    June 30,   March 31,    June 30,   March 31,
                                                      2003        2003        2003        2003

Deferred tax assets-
Provision for write-off of
Property, plant and equipment                            -           -      16,061      15,848
Tax losses                                               -           -     297,712     268,655
Negative basis of social contribution purposes           -           -      95,474      85,009
Allowance for doubtful accounts                          -           -     631,494     712,590
Goodwill on the acquisition of investment                -           -      22,478      24,726
Cofins/PIS - temporarily non-deductible              1,872       1,872      30,402      30,402
Other deferred taxes (provisions)                        -           -     163,021     150,720
Withholding income tax (IRRF)                        4,687       4,527      90,436      96,543
Recoverable income tax/social contribution              72          78          77       8,708
Value-added goods and services tax - ICMS                -           -     260,609     268,972
Other                                                    -           -      45,036      36,549

Total                                                6,631       6,477   1,652,800   1,698,722

Current                                              6,631       6,477     499,571     490,960

Noncurrent                                               -           -   1,153,229   1,207,762

As part of the agreement for the sale of a minority shareholding in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new minority shareholder) was merged into Star One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$22,478 as of June 30, 2003 (R$24,726 as of March 31, 2003) resulted from that merger, and were recognized in Star One’s financial statements as a deferred asset and with a corresponding credit to a special reserve for goodwill in the shareholders’ equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.     Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b.     Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

c.     Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of deferred assets arising from temporary differences and tax losses and negative basis of social contribution, as follows:

o Presentation of historical profitability through generation of taxable income in, at least, three of five tax periods, or presentation of actions implemented for generation of taxable income in the future; and

o Presentation of expectation of generation of taxable income in the future. The projected income has to be discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

Additionally, this Instruction determines that the maintenance of the capitalized amounts must be supported by updated financial projections.

The Company’s financial projections, which were approved by the Company’s Board of Directors and reviewed by the Company’s Fiscal Counsel, indicate the full recovery of the amounts recognized by the subsidiaries within the period defined by this Instruction.

The referred financial projections correspond to the best Management estimates on the future conditions of the Company. Due to the nature of prospective information and the inherent uncertainties of information based on future events, mainly considering the market which the Company operates, there may be significant differences between the actual results and those shown by the financial projections.

The table below shows the schedule for realization of deferred fiscal assets recorded in the subsidiary Embratel:

          Year / Period
          July through
          December 2003                      35,472
              2004                          134,663
              2005                          189,105
              2006                          129,657
              2007                          204,339
        2008 through 2010                   532,603

The Company's Management is monitoring the evolution of deferred assets arising from temporary differences and tax losses and negative basis of social contribution. Hence, the Company is aware that, should future analysis and forecasts indicate that profitability will not be sufficient to recover the full amount of the assets, it may be forced to write off part of the credit recorded. However, some measures have already been or are being taken by the Company's Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

a.     Better management of services, seeking to improve collectability of revenues and reducing costs associated with high bad debt rates (Note 13);

b.     Launching of operations in the local telephony market as from December 2002 (Note 1);

c.     Roll-over of debt with financial institutions (Note 20); and

d.     Continuing efforts to reduce operational costs.

15. INVESTMENTS

                                                                                             Company
                                                                                June 30, 2003     March 31, 2003
                                                                               ---------------   ----------------
     Investments - at equity-
        Empresa Brasileira de Telecomunicações S.A.                                 4,857,110           4,728,487
        Ponape Telecomunicações Ltda.                                                      10                  10
                                                                               ---------------   ----------------
     Total                                                                          4,857,120           4,728,497
                                                                               ---------------   ----------------

The consolidated investments as of June 30, 2003 and March 31, 2003, R$80,215 and R$263,422, respectively, refer substantially to interests in international satellite companies.

Assets for Disposal

On June 6, 2003, the subsidiary Embratel celebrated an agreement with third parties for the sale of 100% of its participation in the share capital of Intelsat Ltd., in the amount of R$119,038 to be received when the participation in that company is transferred to the buyer. On June 30, 2003, the outstanding balance of this investment was R$137,717, and, therefore, the Company transferred the investment to current assets and recognized the provision for loss of R$18,679 as non-operating result. Intelsat Ltd. is a company which provides satellite services, located in Washington, D.C.

16. PROPERTY, PLANT AND EQUIPMENT

                                                                                Consolidated
                                                        ----------------------------------------------------------
                                                                                                        March 31,
                                                                        June 30, 2003                     2003
                                                        ---------------------------------------------  -----------
                                           Annual                        Accumulated
                                        depreciation                    depreciation      Net book      Net book
                                          rates (%)          Cost            (3)           value         value
                                     ------------------- ------------- ---------------- ------------- ------------
      Construction in progress                -              543,391                -       543,391       712,794
      Switching equipment                 10.00 (4)        2,076,885        (803,751)     1,273,134     1,276,293
      Transmission equipment           10.00 and 20.00     7,907,441      (4,060,760)     3,846,681     3,938,164
      Buildings and ducts                    4.00          1,300,323        (668,464)       631,859       628,118
      Land                                    -              190,206                -       190,206       189,869
      Other assets-                      5.00 a 20.00
          Sundry equipments (1)                              620,503        (408,646)       211,857       203,272
          Intangible (2)                                     787,611        (317,268)       470,343       449,084
          Telecommunications
              Infrastructure                                 626,677        (425,333)       201,344       201,976
                                     ------------------- ------------- ---------------- ------------- ------------
      Total                                               14,053,037      (6,684,222)     7,368,815     7,599,570
                                     ------------------- ------------- ---------------- ------------- ------------

(1) Vehicles, IT infrastructure, furniture and fixtures.

(2) Software licenses and rights of way.

(3) On June 30, 2003, fully depreciated assets amount to R$2,137,756 (R$1,980,279 on March 31, 2003).

(4) The Company revalued the depreciation rates applicable to switching equipment and, consequently, since January 2003 the referred equipment have their depreciation rates changed from 7,69% to 10% annual rate.

a. Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services, as mentioned on Note 1, foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

As regards the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets acquired through financial leasing

In the first quarter of 2002, the Company decided to start capitalizing the assets acquired through financial leasing contracts and to treat the corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified, the related accumulated depreciation calculated according to the estimated useful life of the assets, the amount of the corresponding liabilities was determined, and the amounts recorded. The adoption of this practice has not significantly impacted the financial statements.

c. Assets pledged as a guarantee

As of June 30, 2003, the Company had real estate and other fixed assets, considered as non reversible, in the amount of R$428,529 (R$412,091 on March 31, 2003) listed and/or designated as guarantees in judicial claims.

d. Construction of the C-1 Satellite

In 2002, the subsidiary Star One S.A. signed an agreement for construction of the satellite “C-1”. The cost of the project is approximately equivalent to US$126,105, and, according to the original 32-month schedule, will be concluded in 2005. Based on the agreement, on June 30, 2003, the amount of R$111,928 (R$116,536 on March 31, 2003) related to the payment of 15% of the total costs estimated for the project, plus other building costs incurred until that date, was recorded under the heading Construction in Progress.

In November 2002, the subsidiary Star One and the contractor agreed to revise technical specifications of satellite C-1, in order to optimize benefits of this investment. While the final revisions to the specifications are being made, the contractor will work only on the items not affected by possible changes. The final revision to the proposals for the specifications, including any contractual changes, as well as the schedule previously agreed, are expected for the third quarter of 2003.

The original agreement provides that, if the construction of satellite C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

17. DEFERRED ASSETS

                                                                                    Consolidated
                                                                              --------------------------
                                                                                June 30,       March 31,
                                                                                  2003           2003
                                                                              -------------  -----------
Goodwill on acquisition of subsidiary                                                   -       202,978
Accumulated amortization                                                                -       (91,340)
                                                                              -------------  -----------
         Net book value                                                                 -       111,638
                                                                              -------------  -----------

On July 23, 2001, the subsidiary Acessonet Ltda. was merged into the subsidiary Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically supported by forecasted future profits, the subsidiary Embratel transferred the goodwill paid upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

On March 24, 2003, the principal customer obtained through the acquisiton of Acessonet Ltda. filed a lawsuit requesting the interruption of its long-term contract signed with the subsidiary Embratel. During the second quarter of 2003, this customer began disconnecting several circuits which were being provided based on the aforementioned contract. Consequently, in June 2003, the subsidiary Embratel opted for the write-off of the unamortized balance of goodwill related to Acessonet, resulting in a charge of R$101,489 to Other Non-Operational Income (Expense).

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                  Consolidated
                                                                        --------------------------------
                                                                         June 30, 2003   March 31, 2003
                                                                        --------------- ----------------
Suppliers                                                                      954,534         1,018,331
Foreign administrators                                                         227,362           324,720
Consignment for third-parties/other                                            247,380           283,222
                                                                        --------------- ----------------
Total                                                                        1,429,276         1,626,273
                                                                        --------------- ----------------

19. TAXES AND CONTRIBUTIONS

                                                                        Company                  Consolidated
                                                                ---------------------------------------------------
                                                                  June 30,     March 31,     June 30,     March 31,
                                                                    2003          2003          2003         2003

    Indirect taxes-
          ICMS (value-added tax)                                        -             -       46,242        60,985
          PIS/Cofins (social/finance contributions)                    20             -       26,058        24,180
          PIS/Pasep - in suspension                                     -             -      126,183       121,671
          Cofins - judicial deposit in court (increase of
            tax rate from 2% to 3%)                                12,516        12,516       12,801        12,801
          ISS (municipal service tax)                                   -             -        8,015         8,240
          Other                                                        57             -       19,566        13,280

      Income taxes-
          Income tax – estimate                                         -             -       39,182        33,598
          Social contribution – estimate                                -             -       14,016        11,964

      Deferred taxes - liabilities-
           Law No. 8,200/91 – supplementary
               monetary restatement                                     -             -       39,244        39,797
                                                                ----------- ------------- ------------ ------------
      Total                                                        12,593        12,516      331,307       326,516
                                                                ----------- ------------- ------------ ------------
      Current                                                          77             -      278,281       271,000
                                                                ----------- ------------- ------------ ------------
      Noncurrent                                                   12,516        12,516       53,026        55,516
                                                                ----------- ------------- ------------ ------------

In 1999, the subsidiary Embratel challenged the changes caused by Law No. 9,718/99 which increased: (a) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. Despite this challenge, the subsidiary Embratel continued to accrue the total amount of the tax liability and made judicial deposits in the period from August 1999 through April 2001. Since May 2001, based on jurisprudence, the Company decided to cease making deposits and started paying PIS and COFINS.

20. LOANS AND FINANCING

                                                                              Consolidated
                                                    -------------------------------------------------------------------
                                                                                                             March 31,
                                                                      June 30, 2003                            2003
                                                    --------------------------------------------------  ---------------
                                                        Principal        Interest          Total               Total

      Financial institutions                            3.988.676         120,443       4.109.119            4,564,579
      Suppliers                                             6.780             94            6.874                5,629
                                                    ---------------  --------------  -----------------  ---------------
      Total                                             3,995,456         120,537       4,115,993            4,570,208
                                                    ---------------  --------------  -----------------  ---------------
      Current                                           1,641,491         120,074       1,761,565            1,926,630
                                                    ---------------  --------------  -----------------  ---------------
      Noncurrent                                        2,353,965            463        2,354,428            2,643,578
                                                    ---------------  --------------  -----------------  ---------------

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is hedged against devaluation of the Brazilian Real through “swap” operations (Note 26), as described below:

                                           Amount      %             Average cost of debt                 Maturity
                                         ---------- ------- ----------------------------------------- -----------------
      Current-
         Hedged debt (notional amount)   1,121,933    63.7              86.73% CDI p.a.                 Up to 1.0 year
         Unhedged debt                     639,632    36.3   US$ + 7.07% p.a. in foreign currency (i)   Up to 1.0 year
                                         ---------- -------
                 Total short term debt   1,761,565   100.0
                                         ---------- -------
      Noncurrent-
         Hedged debt (notional amount)      625,121   26.6             110.27% CDI p.a.                 Up to 4.0 years
         Unhedged debt                   1,729,307    73.4   US$ + 7.96% p.a. in foreign currency (i)   Up to 7.2 years
                                         ---------- -------
                  Total long term debt   2,354,428   100.0
                                         ---------- -------
      Total-
         Hedged debt                     1,747,054    42.4
         Unhedged debt                   2,368,939    57.6
                                         ---------- -------
                  Total debt (ii)        4,115,993   100.0
                                         ---------- -------

(i) Various interest rates in different currencies expressed in US Dollar equivalents as if all loans were US dollar denominated. The breakdown of debt by currency appears in item (c) of this note.

(ii)Net of receivable balance originated from hedge contracts – R$64,031 on June 30, 2003 (R$141,605 on March 31, 2003).

The Company's policy is to seek hedges with financial institutions for all new debt with maturity of less than three years. This policy seeks to achieve a balance between preserving cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

In March 2003, the roll-over of part of the loans with some banking institutions became effective, as described in item “f” below. The original characteristics of the rolled-over loans (maturities, interest rates and currencies) remained unchanged until the original maturity foreseen, and then the new terms became effective. Consequently, information disclosed in relation to the average cost of debt, breakdown by currency and noncurrent debt repayment schedules, reflect the status on the balance sheet date, which will be gradually adjusted to the financing program correspondent to the original maturity dates. Specifically in relation to currency, the banking institutions were given the option to swap the currency of the original loans.

a. Mode/Objective

                                                                                   June 30, 2003     March 31, 2003
          Local currency -
              Working capital                                                          750,273             629,468
              Permanent assets financing -
                  Financial institutions                                                31,994              26,745
                  Suppliers                                                              1,686               1,686
                                                                                   ---------------   ---------------
          Total in local currency                                                      783,953             657,899
                                                                                   ---------------   ---------------
          Foreign currency -
              Working capital                                                        1,667,889           2,104,680
              Permanent assets financing -
                  Financial institutions                                             1,658,963           1,803,686
                  Suppliers                                                             5,188                3,943
                                                                                   ---------------   ---------------
          Total in foreign currency                                                  3,332,040           3,912,309
                                                                                   ---------------   ---------------

b. Repayment Schedule

Noncurrent debt is scheduled to be repaid as follows:

                                                                                                     June 30, 2003
          Year

          2004                                                                                           427,728
          2005                                                                                         1,196,047
          2006                                                                                           353,282
          2007                                                                                           218,535
          2008 and after                                                                                 158,836
                                                                                                    ---------------
          Total                                                                                        2,354,428
                                                                                                    ---------------

c. Breakdown by Currency

                                                     June 30, 2003                      March 31, 2003
                                            --------------------------------- ----------------------------------
                                             Exchange rate                      Exchange rate
                     Updated by                 (in R$)           Amount           (in R$)            Amount
          ------------------------------- ------------------- --------------- ------------------- --------------
           Real                                    -                783,953            -                657,899
           US Dollar                            2.872000          2,284,316        3.353310           2,519,949
           French Franc                         0.507206            216,900        0.561646             242,625
           German Mark                          1.701104             13,182        1.883686              14,391
           Japanese Yen                         0.023989            817,642        0.028421          1,135,344
                                                               ---------------                      --------------
           Total                                                  4,115,993                           4,570,208
                                                               ---------------                      --------------

d. Guarantees

Until the date of negotiation for the roll-over of debt, loans and financing operations were guaranteed primarily by promissory notes (though they do not represent real guarantees, these notes are executable instruments in cases of indebtedness) – see item “f” below for information on the new guarantees agreed.

e. Financial agreement for the construction of satellite – subsidiary Star One

On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium to be paid to COFACE ("Compagnie Française d'Assurance pour le Commerce Extérieur"). The total amount is equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5 year contract. During the grace period, the interest rate will be at the sum of the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

The current agreement foresees the following guarantee clauses:

e.1.) During the entire term of the agreement, the subsidiary Star One pledges to keep deposits, in the creditor’s services accounts, in an amount in Brazilian reais equivalent to 6 months of the above mentioned loan in US dollars, and to issue a promissory note in favor of BNP Paribas, in the outstanding balance of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially with the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay the cited amounts, in the case of the subsidiary Star One delays the payments contractually scheduled;

e.2.) In the event of unavailability of the above mentioned guarantee, there is the guarantee of part of the accounts receivable originated from the 10-year term agreement signed between subsidiaries Embratel and Star One for the rent of transponders; and e.3.) In the event of unavailability of guarantees “e.1.” and “e.2.”, the subsidiary Embratel, controlling shareholder of subsidiary Star One, is unconditionally responsible for paying the principal.

During the term of the agreement, the subsidiary Embratel pledges to hold not less than 51% of the total shares with right of vote of subsidiary Star One.

The first draft should have occurred in August 2002. However, as mentioned in Note 16, the terms of the original agreement for the acquisition of the satellite are being renegotiated with the supplier for changes in technical specifications, in order to optimize performance of satellite C-1. Consequently, the building of the satellite and the first draft were postponed in relation to the initial schedule, in order to properly adjust the terms of the original agreement.

f. Roll-over of debt

On March 17, 2003, an agreement was reached with certain banking institutions to roll over maturing debt, in the amount of R$861,416.

In April 2003, new contracts were signed, in the amount of R$20,454, raising the rolled-over total amount to US$881,870, of which US$730,268 refer to loans which had the repayment dates postponed, some of them with principal to be paid in full and some others with principal to be paid in installments.

The major conditions of the agreement, on the date of the roll-over, are as follows:

a) Agreements with principal to be paid in full:

The outstanding balance shall be paid as follows: (i) 20% upon maturity, according to the original agreements, and part of it, equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of US$76,523 given by the subsidiary Embratel or by one of its subsidiaries; (ii) 7 quarterly installments, corresponding to approximately 4.29% of the outstanding balance; and (iii) 50% of the remainder in 2 years after the original maturity date.

b) Agreements with principal to be paid in installments:

The amortization scheduled according to the original agreements that would occur between the date of roll-over of debt and June 30, 2004 will not be made, and the accumulated amount of debt in the period will be divided by the number of future installments provided in the original agreements, which will be duly paid.

c) Interest rates:

                     Debt by
                    Currency:                   Interest Rates:
--------------------------------------------- ---------------------------
Loans in US dollars                                 Libor + 4% p.a.
Loans in Japanese Yens                              Yen Libor + 4% p.a.
Loans in Brazilian reais                            CDI + 4% p.a.

d) Main guarantees established, which were also extended to all banking institutions with outstanding loan agreements on the date of the roll-over of debt with “pari-passu” right of participation in guarantees, include part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

e) The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the agreements of the roll-over of debt, with respect to the following items: the level of debt, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

21. PROVISION FOR CONTINGENCIES

In the normal course of business, the subsidiary Embratel is party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications industry, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, subsidiary Embratel's Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies which have been evaluated as probable losses are provisioned in the financial statements, as follows:

                                                                                   June 30, 2003     March 31, 2003

    Commercial disputes with third parties (a)                                          14,036              16,387
    Labor claims (b)                                                                    29,714              29,874
    Other judicial claims (f)                                                            6,500               6,500
                                                                                  ---------------- -----------------
             Total provision for contingencies                                          50,250              52,761
                                                                                  ---------------- -----------------

a. Commercial Disputes with Third Parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Court of Arbitration - ICA, Paris, where Embratel and another company were discussing credits and rights deriving from contractual infringements.

Since the arbitrators decided in favor of the other company, the Company accrued a provision in the amount of R$14,036 (R$16,387 on March 31, 2003) in its financial statements.

b. Labor Claims

The provision for loss on labor claims amounted to R$29,714 on June 30, 2003 (R$29,874 on March 31, 2003). Such amount represents Management’s estimate, based on legal advice of probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on June 30, 2003, in the amount of, approximately, R$28,532 (R$28,628 on March 31, 2003) related to those claims for which the probability of loss was estimated as possible by legal counsel, thus no provision was recorded in the financial statements.

b.1 - INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In light of the good chances of success on the judicial appeal and in view of analyses conducted internally and by the Company’s Legal Counsel, which have identified a series of mistakes in the calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

c. Tax Contingencies

c.1 - Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments to such foreign companies for such services.

However, the Company has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991.

As a result, the subsidiary Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad to telephone operators for payment of international calls originating from Brazil, as established in the International Telecommunications Regulations approved in Melbourne, Australia, on December 9, 1988.

On February 8, 1999, the Company made a formal consultation on the matter to the Brazilian Income Tax authorities. In their response of September 3, 1999, the tax authorities claimed that the exemption from the withholding income tax on remittances abroad is applicable only as from October 19, 1998, based on Decree No. 2,962/99, which approved the Constitution and Convention of the ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunication operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral treaties on avoidance of double taxation, wherever doing so does not result in breaches of specific treaties or of additional protocol. In October 2000, responding to a request from the Ministry of Communications, the Federal Attorney General's Office issued an expert opinion against the applicability of the Melbourne Treaty. More recently, in August 2002, the Federal Revenue Agency (SRF), responding to a consultation made by another taxpayer, reiterated its opinion on the non remittance of income tax on outbound traffic.

Upon the aforementioned opinion of the SRF, providing that the non incidence of the withholding income tax would be valid only after October, 19, 1998, on December 23, 1999, the Company was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was specifically mentioned in the income tax authorities' response to the formal consultation made.

Accordingly, the Company challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court.

Regarding the administrative defense, on September 10, 2002, the SRF issued a sentence, still to be reviewed at the second administrative level, reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment, as well as the exclusion of payments made to countries supported by bilateral double taxation treaties, according to the orientation given by the SRF itself in response to the formal consultation made. On September 30, 2002, the Company made the administrative deposit in the amount of R$35,532.

On January 28, 2003, Embratel was notified by the Federal Revenue Agency (SRF) about the need to complement that deposit, corresponding to the benefit of reduction of 30% of the judicial charge, based on the understanding of the SRF that it would be due only in case of payment of the tax in debt. On February 7, 2003, the Company made a complementary deposit in the amount of R$3,929.

On February 3, 2003, Embratel, through its attorneys, communicated the SRF branch that since the decision issued on the administrative level was related only to the calculation basis, the Company was not opposed to that decision. However, Embratel retained its right to discuss this matter in the future, should any changes occur in the understanding originating from the decision at the first judicial level. Moreover, the SRF branch was informed of the Company’s decision to abstain from transforming the administrative deposit into a judicial deposit, in view of the fiduciary letter which guarantees the entire credit at the judicial level.

Accordingly, the subsidiary Embratel decided to convert the administrative deposit into a payment, notwithstanding the possible restitution of the amount based on an expected favorable decision by the Court. The Company conservatively recognized the amount of R$39,462 as an expense in the income statement in the first quarter of 2003.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on January 14, 2002, a sentence was issued which revoked the writ of mandamus. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The Company is currently challenging that sentence.

On December 23, 2002, the Company was notified of a decision by SRF which modifies their previous interpretation on this matter, indicating that withholding income tax is applicable to payments to foreign companies for outbound traffic from the date of the payment. In view of legal precedent that contradicts this new interpretation of the SRF, the Company has challenged this decision at the administrative level.

Based on the opinion of the Company's Management and Legal Counsel, which considers that the possibility of loss is minimal, no loss provision has been accrued in the financial statements with respect to this dispute.

c.2 - Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation, inasmuch as Law No. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

In connection with this matter, in late March 1999, the SRF assessed the Company in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel filed an administrative defense against this assessment that is pending judgment at the first level of the judicial system. On October 24, 2002, the first administrative level issued a decision which kept the assessment. The Company appealed to the Taxpayers' Council against this decision.

On June 17, 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. The subsidiary Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The Company filed suit to challenge this decision, and on December 12, 2002, the payment was suspended, pending a final decision by the Court.

The Company has been paying income tax on the net foreign source income since 1998 until the tax dispute is solved.

The Company's management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded in the financial statements.

c.3 - ICMS for Services Provided

Until the introduction of Complementary Law No. 87 of September 13, 1996 (Official Gazette of September 16, 1996), the Local Telecommunication Operating Companies invoiced and collected State Value-Added Tax ("ICMS") on Fixed Line Telecommunication Services, on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

With the above-mentioned Complementary Law entering into effect on September 16, 1996, the telecommunications operating companies of the Telebrás System were instructed by Telebrás to no longer invoice and collect such tax on international outbound telephone traffic.

Currently, certain state tax authorities are fining local telecommunications carriers for non-payment of ICMS related to international traffic.

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the Company as partially or entirely exempt or non-taxable. Based on the facts currently available, the Company's Management, jointly with its legal counsel, considered the probability of loss on this issue to be remote. The fines concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$460,000 as of June 30, 2003 and March 31, 2003. As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One was assessed by the ICMS (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband internet services. Star One understands that there is no ICMS obligation on the referred services. In addition, the assessments were made considering the total amount of the revenue in the trial balance. The tax authorities did not consider a number of facts that would reduce the tax base, even if the ICMS was indeed levied on such activities. The subsidiary Star One filed an administrative defense against these assessments are still pending. In view of the nature of those services, the Company believes that it can prevail in its arguments. Due to the interpretation of Company’s management and legal counsel, which consider that the possibility of loss is possible, no loss provision was recorded in the financial statements with respect to this dispute.

Meanwhile, the Company is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4 - PIS/Cofins Taxes

On August 21, 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501,000, including fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the Company. The Company filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment. Therefore, the Company appealed this decision before the Taxpayers' Council in August 2002.

The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. As disclosed in prior periods, there were substantial mistakes in the calculations of the tax auditor. As of July 26, 2002, in a decision at the first administrative level, the Company's understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220,000. Regarding the remaining amount of this claim – R$122,000 – the Company appealed to a higher administrative level. On July 1, 2003, a decision of the Second Chamber of the Taxpayers Council was issued, requiring the claim to be returned to the first administrative level, in order for a sole judge to deliberate on an investigation requested by the Company. Additionally, contradictory arguments were made in support of the claim, which reflect the lack of basis for the assessment, facilitating the Company's legal defense, and making it likely that the entire case will be dismissed.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the Company's management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

d. Other Taxes

The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e. Contingencies Related to Anatel and the State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

The Company filed suit contesting the validity of the fine and, on April 24, 2001, despite the favorable opinion from the prosecutor's office, the lower court decision was announced, ordering the Company to pay the fine, but favoring the Company's request for lowering the amount from R$55,000 to R$50,000. The Company appealed to the Court against this decision and obtained a preliminary judicial injunction which may guarantee the non-payment of the fine while discussing this matter at the second court level.

Based on the same facts, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the Company and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The Company filed an appeal against this decision and is currently awaiting the outcome.

The Company's management and its legal counsel consider that the probability of loss in these cases is only reasonably possible and consequently no loss provision was recorded in the financial statements.

f. Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims against the Company for payment of indemnities for alleged unsettled contractual charges.

Considering the current status of the lawsuits and the arguments presented by legal counsel, the Company evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

The subsidiary Embratel is also a defendant in two judicial claims against the Company for payment of amounts arising from interconnection agreements with two local operators, which totaled, approximately, R$520,200. This amount relates to disputed amounts from 2000.

Regarding the lawsuit filed in Rio de Janeiro, any current disputed amounts are now being deposited in court. The Company has already deposited the total of R$108,038 related to the months from August, 2002 to May, 2003. In July 2003, the Company made a deposit in the amount of R$6,872 related to June 2003. In the judicial claim filed by the other local operator, the Court has still not evaluated the request made to force the Company to pay currently disputed amounts, and the only deposit made was of R$47,315 concerning the invoices which were due in October, 2002.

Considering the terms of the agreements and legal arguments that support the Company’s position, as well as the counter-claims that the Company has against these companies, and also considering the initial phase of both claims, the Company and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

In April 2002, the subsidiary Embratel filed a lawsuit in order to cancel the contract of permission for remunerated use signed with Concessionária de Rodovias Integradas S/A – RODONORTE; Upon judgement of the aforementioned lawsuit, the Company started depositing the amount of the agreed installments. The Company and its Legal Counsel evaluate the possibility of loss in this claim as possible.

22. ACTUARIAL LIABILITIES - TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

Embratel sponsors two benefit plans in the forms of a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the first plan (the defined benefits plan) for the years of 2003 and 2002, is 19.8% of the participation salary of the active participants in this plan (13 participants on June 30, 2003).

Subsequent to the privatization, the Company created a defined contributions plan, through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer based on the variation of IGP-DI plus 6% p. a., whichever higher. As of June 30, 2003, the outstanding balance payable to Telos amounts to R$155,353 (R$158,691 on March 31, 2003).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements..

The above mentioned previdenciary pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On June 30, 2003, that liability amounted to R$226,337 (R$220,097 as of March 31, 2003).

Statement of changes in actuarial liabilities:

Actuarial liabilities as of March 31, 2003                                                      378,788

Charges and interests on actuarial liabilities                                                   20,263
Payments made in the period (defined contribution plan)                                         (17,361)
                                                                                              -----------
Actuarial liabilities as of June 30, 2003                                                       381,690
                                                                                              -----------
Current                                                                                          67,315
                                                                                              -----------
Noncurrent                                                                                      314,375
                                                                                              -----------

Main actuarial assumptions used at balance sheet date:

a. Economic assumptions:

           (i)       Discount rate for present value of actuarial
                         liabilities                                       Inflation + 6.0% p.a. = 11.3% p.a.
           (ii)      Expected rate of returns for plan assets              Inflation + 6.0% p.a. = 11.3% p.a.
           (iii)     Average salary increases, INSS benefit
                          growth and plan benefit                          Inflation + 0.0% p.a. = 5.0% p.a.
           (iv)      Long term annual inflation rate                       5.0% p.a.
           (v)       Wage and benefits capacity                            0.98 (1)
           (vi)      Health care cost trend rate                           Inflation + 5.35% p.a. (2) = 10.6% p.a.

(1) The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation, considering the periodicity and indexes used to recover losses due to inflation.
(2) Decreasing to Inflation + 2.70% p.a. after 44 years.

b. Other assumptions:

           (i)       Table of general mortality rate               UP-94 with 4 year peaks
           (ii)      Table of mortality rate of disability         IAPB-57
           (iii)     Table of entry into disability                Mercer table of entry into disability
           (iv)      Turnover                                      Not used

23. SHAREHOLDERS' EQUITY

a. Capital Stock

The authorized capital on June 30, 2003 and March 31, 2003 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of the second quarter of 2003. It is comprised of 334,399,028 thousand shares without par value, held (in-batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of June 30, 2003 and March 31, 2003, amounts to R$14.62 and R$14.22, respectively, per batches of one thousand shares, expressed in reais.

b. Income Reserves

Legal Reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

Unrealized Earnings Reserve

This reserve apparently originated from the Telebrás spin-off (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiaries, or to complement minimum dividends due to preferred shareholders.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the terms foreseen in article 202 of the referred Law and the Company’s by-laws, which exceeds the net earnings for the period. Therefore, the amounts constituted from the issuance of Law No. 10,303/01 now represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

c. Treasury Shares

As of June 30, 2003 and March 31, 2003, the Holding Company held 1,769,667 thousand of its own preferred shares in, at a weighted average cost of R$23.53 per thousand shares. During the first semester of 2003, there were no sales of treasury shares.

The market value per lot of 1,000 preferred shares at the end of the first semester of 2003, expressed in reais, was R$5.74.

d. Dividends and Interest on Capital

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is the higher (Company’s by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the Company.

According to the Company's by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws and in accordance with the corporate law. The proposed dividends are appropriated at year-end.

e. Retained Earnings

Retained earnings were destined to permanent investments of the Company, duly documented in a budgetary appraisal approved by Management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986.

f. Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority.

The contracts issued in 2001 grant directors and employees the option of acquiring preferred shares at market value on the grant date at the rate of 25% in each period, the first being after an eight-month period from the date the option was granted, and the other every January after 2003. The options must be exercised within 10 years of the grant date. Until the third quarter of 2001, the market value at grant date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period, after one year as from the grant date, also within the limit of 10 years.

The contracts issued in 2002 and 2003 grant directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, at the rate of 1/3 (one third) in each period, after one year as from the grant date, and within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

           Number of preferred share purchase options (thousands of shares)-
                Open options as of December 31, 1999                                                    1,762,667
                Options offered in 2000                                                                 2,048,265
                Options exercised in 2000                                                                (122,700)
                Options sold in 2000                                                                       (4,800)
                Options cancelled in 2000                                                                (130,000)
                Open options as of December 31, 2000                                                    3,553,432

                Options offered in 2001                                                                 3,106,904
                Options sold in 2001                                                                      (13,333)
                Options cancelled in 2001                                                                (382,292)
                Open options as of December 31, 2001                                                    6,264,711

                Options offered in 2002                                                                 2,097,333
                Options cancelled in 2002                                                                (477,615)
                Open options as of December 31, 2002                                                    7,884,429

                Options offered in 2003                                                                    13,000
                Options cancelled in 2003                                                                (389,526)
                Open options as of June 30, 2003                                                        7,507,903

           Weighted average exercise price of the purchase options
               on June 30, 2003 (per thousand shares, expressed in reais)                                    5.30

g. Reconciliation of Net Income (Loss) of the Company to those of the Consolidated Financial Statements

As of June 30, 2003 and 2002, the reconciliation between the Company’s net income (loss) for the period and the Consolidated net income (loss) is as follows:

                                                                                                 June 30,
                                                                                           2003            2002

         Company                                                                            139,260       (188,801)
         Recognition by equity method on the Company of transactions
             directly recorded to the subsidiaries shareholders’ equity                        (214)           161

         Consolidated                                                                       139,046       (188,640)

24. TRANSACTIONS WITH RELATED PARTIES

After the privatization, the major transactions with related parties started being carried out with MCI, under normal market conditions for these types of operations. Balances receivable and payable as of June 30, 2003 and March 31, 2003, resulting from such transactions, are as follows:

                                                                                             Consolidated
                                                                                          June            March
                                                                                        30, 2003         31, 2003
      ASSETS

      Current-
         Foreign telecommunications operators
            (telephony traffic)-
            MCI                                                                             49,420         62,450
            Other                                                                              413            303
         Management fee – MCI                                                                  161              -

      LIABILITIES
      Current-
         Foreign telecommunications operators
            (telephony traffic)-
            MCI                                                                             47,864         76,053
            Proceda                                                                            228             24
            Other telecom companies                                                          2,099          2,227
         Management fee – MCI                                                                4,130          3,940
         Other liabilities – MCI                                                             4,269          4,125

                                                                                             Consolidated
                                                                                               June 30
                                                                                          2003            2002

      INCOME STATEMENTS
      Net operating revenues-
         International traffic MCI                                                          57,747         57,752
         International traffic others                                                          478              -

      Cost of services-
         International traffic MCI                                                         (38,173)       (32,352)
         Proceda                                                                            (8,949)        (8,398)
         Embratel Américas                                                                    (254)        (2,203)
         Other                                                                                (475)          (378)

      General and administrative expenses-
         Management fee – MCI                                                               (6,748)       (18,257)

      Financial expenses-
         Management fee exchange variation                                                  (1,260)       (10,908)

---------------------------------------------------------------------------------------------------------------------------------------
      Under the terms of the  concession  contract  with Anatel and as approved  by the  shareholders  on  November  18,  1998,  in the semesters  ended  June 30,  2003 and 2002,  the  amounts of R$6,748  and  R$18,257,  respectively,  were  charged to General  and
      Administrative Expenses for consulting services rendered by MCI International, Inc..

25. INSURANCE

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

26. FINANCIAL INSTRUMENTS

a. Miscellaneous

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of a hedge policy, based on measuring the Company’s financial risk using the VaR (Value at Risk) factor.

b. Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, as of June 30, 2003 and March 31, 2003, totaled R$741,103 and R$760,604, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Interest Income (Expense).

c. Criteria, Assumptions and Limitations in Market Value Calculations

- Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The balances per books approximate market value because of the high turnover of these instruments.

- Deferred Taxes - Assets and Liabilities

The market value was calculated through the discount of projected cash flows, indexed by the TJLP (a Brazilian benchmark long-term interest rate).

- Loans and Financing and Swap (Hedge)

The market value is calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

- Limitations

The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

                                                                                   Consolidated

                                                                    June 30, 2003                  March 31, 2003

                                                                Book           Market           Book         Market
                                                               value            value          value          value

            Deferred and recoverable taxes                  1,652,800        1,091,349        1,698,722     1,119,449

            Assets                                          1,652,800        1,091,349        1,698,722     1,119,449

            Taxes and contributions                           331,307           310,413         326,516       305,392
            Loans and financing                             4,051,962         3,962,172       4,711,813     4,434,132
            Swap/Hedge                                         64,031            65,768        (141,605)     (116,079)

            Liabilities                                     4,447,300         4,338,353       4,896,724     4,623,445

27. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE AS OF AND
FOR THE SECOND QUARTER OF 2003 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenues

Voice Services

Domestic Long Distance

Focusing on revenue profitability

The continuing increase in the average revenue per minute as well as the growing traffic in alternative calling plans and advanced voice services is the result of Embratel focusing on the revenue streams that yield higher profitability. The decline in domestic long distance revenues in the second quarter of 2003 of 2.0 percent from the previous 2003 quarter to R$936 million, in part, reflects this effort. Year-over-year domestic long distance revenue declined 17.5 percent and was impacted by call management activity to improve collections and profitability. On a quarter-over-quarter basis the decline is explained by lower basic voice fixed-to-fixed traffic and public phone revenues due to substitution for our advanced voice services and competition. Revenues from other voice services, such as fixed-to-mobile, PCS and advanced voice services continued to increase, as did revenues from customers using basic voice services enrolled in Embratel's alternative calling plans. Specifically, traffic from advanced voice services continued to rise while revenues increased 8.9 percent when compared to the previous 2003 quarter and 18.6 percent in relation to the same 2002 quarter.

Long distance per call carrier selection was initiated by most Brazilian cellular companies on July 6, 2003. The long distance cellular market is estimated to be no higher than 10-15 percent of cellular revenues. Embratel believes the opening of this market represents a revenue enhancement opportunity since it enables customers to use Embratel for all of their long distance calling needs. Through research and traffic on the company's network Embratel has observed that the 21 access code is having wide acceptance and continues to reflect ongoing growth.

Accumulated in the first half of the year, domestic long distance revenues were R$1.9 billion compared to R$2.3 billion in the first half of the previous year. The decline in revenues is explained by both a substantial increase in the number of blocked lines due to delinquency and fraud as well as to higher competition.

International Long Distance

International long distance revenues were R$214 million in the second quarter of 2003 representing a 5.2 percent decline from the previous 2003 quarter. Despite the increase in inbound traffic, the impact of the Real appreciation on inbound revenues as well as slightly lower traffic in outbound routes caused the decline. Compared to the second quarter of 2002, international revenues were 9.6 percent lower. The year-over-year reduction in international voice revenues is the result of lines blocked due to bad debt and fraud, competition and the Real appreciation in the quarter.

Year-to-date, international revenues were R$441 million compared to R$465 million in the first half of 2002.

Data Communication Services

Embratel launches free Internet provider - Click 21

Embratel's data communications revenues (data & Internet and wholesale) were R$438 million in second quarter of 2003, representing a 3.8 percent decline relative to the previous 2003 quarter and a similar 4.0 percent reduction from the second quarter of 2002. Year-to-date, Embratel's data revenues were R$893 million representing a decline of 1.4 percent compared to the first six months of 2002. The main cause for the quarter-over-quarter and year-over-year reduction was the termination of the Service Agreement with the Internet provider UOL that represented R$19 million of revenues in the first half of 2003.

Wholesale revenues increased in the second quarter of 2003 with greater usage of services by new PCS providers.

Earlier this month, Embratel launched, on a trial basis, its own free Internet service provider - Click 21™. Embratel's free Internet provider carries the assurance of a fast dial-up, no busy signal, 24h help desk, email service and higher speed and storage capacity. Residential customers and small businesses will have an additional service to benefit from Embratel's known quality - they will be dialing into Brazil's largest and most far reaching Internet backbone. Click 21™ is being offered in more than 100 Brazilian cities. This service introduction enhances Embratel's offerings to consumers and enables the company to use its provider as a channel for the sale of voice services to residential customers and small business.

Local Services

Embratel's local services continue to expand. Approximately 1,200 contracts had been signed until the end of the second quarter of 2003. Embratel is providing local services in 1,400 different sites and in 70 cities. The capacity made available to clients to provide local services rose by 78% since March 2003. Research among clients who switched their local services to Embratel has shown that 66 percent found the service to be highly superior or superior to their previous provider and 90 percent were either highly satisfied or satisfied with the change.

Embratel believes local services enhance its competitiveness and client retention capabilities and will provide a growing source of revenues and profitability.

EBITDA

Another percentage point gain in EBITDA margin

EBITDA rose to R$379 million in the second quarter of 2003 raising EBITDA margin by another percentage point to 22.7 percent from 21.6 percent in the first quarter of 2003. This margin gain was related to improvements in collections, higher average revenue per minute and reduced billing costs. On a year-over-year basis, EBITDA margin gained four percentage points.

Allowance for doubtful accounts dropped for the sixth consecutive quarter to R$84 million, or 3.9 percent of gross revenues (5.1 percent of net revenues). This is a one percentage point reduction when compared to the first quarter of 2003 when provision for doubtful accounts represented 4.9 percent of gross revenues (6.2 of net revenues). Compared to the second quarter of 2002, this provision halved. The consistency of this decline evidences that Embratel's actions to focus on profitable revenues, target clients with specific calling plans and improve collections are producing returns. The company has gained considerable knowledge of its client base and is continuously making improvements in its collections strategy.

Also contributing to the improvement in EBITDA is a lower interconnection to revenues ratio (telco ratio) resulting from a higher average revenue per minute and the traffic mix.

A further reduction in billing expenses occurred in the quarter as the reduction in co-billing fees were fully absorbed.

Labor expenses increased 16.4 percent quarter-over-quarter primarily due to severance payments related to the outsourcing of Embratel's IT services to IBM in the quarter. Embratel outsourced its IT infrastructure to IBM in April 2003 under a 10 year contract. Embratel expects to save 30 percent of its IT expenses while obtaining a higher level of IT services.

On an accumulated basis EBITDA rose 10 percent to R$748 million compared to R$680 million in the first half of 2002. Year-to-date EBITDA margin rose to 22.2 percent compared to 18.2 percent in the same 2002 period.

EBIT

In the second quarter 2003, EBIT was R$92 million increasing 18.5 percent from the preceding quarter leading to an increase in operating margin of one percentage point when compared to the previous quarter.

Year-to-date EBIT was R$169 million representing an operating margin of 5 percent and an 33.2 percent increase when compared to the first half of 2002.

Net Income

Net income was R$128 million in the second quarter of 2003. This is a significant increase when compared to a profit of R$11 million in the prior 2003 quarter and losses of R$152 million in the second quarter of 2002. The improvement is related to a better operating performance and the effect of the appreciation of the Real on the company's unhedged foreign currency debt.

Interest expenses were R$108 million in the quarter compared to R$93 million in the first quarter of 2003 and R$75 million in the second quarter of 2002. The increase in interest expenses is the result of higher Real denominated debt, associated with Embratel's financing agreement (see financial position). Net financial result was R$245 million in the quarter. Accumulated interest income and expenses in the first half of 2003 were respectively, R$109 million and R$201 million while net financial result in the same period of 2003 was R$237 million.

Also in the quarter, Embratel provisioned R$101 million (other non-operating expenses) corresponding to the remaining value of its investment in Acessonet (see Release dated July 9, 2003), a company that was acquired in 2000 to provide internet services. The provision was constituted as a result of the early termination of a Service Agreement with internet service provider UOL. The matter is under an international arbitration process. There was also a one time charge of R$19 million related to the loss on the sale of other non-strategic assets.

Net income in the first half of the year was R$139 million compared to a loss of R$189 million in the same period of the prior year. Without the non-operating charges of the second quarter of 2003, net income would have been R$259 million.

Financial Position

Cash position in June 30, 2003 was R$662 million. Embratel ended the quarter with a total outstanding debt of R$4,1 billion. Net debt fell to R$3.4 billion from R$4.0 billion in the previous 2003 quarter. Short term debt (accrued interest, short term debt and current maturity long term debt in the next 12 months) is R$1.8 billion of which R$1.2 billion is part of the financing agreement and therefore will be rolled over for a period of 2 years at each original maturity.

During the quarter Embratel repaid R$100 million of debt, net of new additions, reducing the company's overall outstanding debt. Approximately 48 percent of the debt that matured and was rolled over in the second quarter of 2003 was converted into Reais. Exhibit 20 below has the breakout of Embratel's hedged and Reais debt and respective cost as well as the foreign currency debt and its cost.

Accounts Receivables

The company's net receivable position on June 30, 2003 was R$1.4 billion an improvement of more than R$87 million relative to the previous 2003 quarter. The voice aging profile has continued to improve: approximately 75.7 percent of net voice receivables were current at the end of the second quarter of 2003 compared to 72.4 percent at the end of the first quarter 2003. Days sales outstanding, based on net receivables, fell to 59 days in the second quarter of 2003 from 62 days in the previous quarter.

CAPEX

Total capital expenditures in the quarter were R$56 million. The breakout of this expenditure is the following: local infrastructure and access – 24.6 percent (including PPIs); data and Internet services – 34.0 percent; network infrastructure – 1.7 percent, others - 35.5 percent and Star One - 4.2 percent.

Accumulated capex in the first half of 2003 was R$141 million. Despite the low level of investment in the first half of the year, Embratel continues to expect to be spending more on capex in the second half of the year as investments in Star One will begin to pick up.

Regulatory

Tariffs

On June 27, 2003 Anatel approved average tariff increase of 24.9 percent for domestic long distance basic plan voice services and 10.5 percent for international long distance services. Increases in interconnection rates were 14.3 percent on average for the TU-RL and 24.5 percent for the TU-RIU. This rate increase has been challenged by several injunctions and final decisions are still pending.

Local Areas

On July 17, 2003 Anatel initiated a public consultation process to reduce the number of local areas in Brazil from the existing 7.500 local areas to 5.400. Embratel will benefit from this reduction in the number of local areas since it will essentially eliminate many loss-making revenues to Embratel given the combination of the basic tariff plan and the interconnection rates. While Embratel stands to lose a small amount of long distance revenues, profitability improves. Embratel will also gain with the enlargement of local areas that will represent a larger addressable market for the company's local service business.

Concession Contracts

In June Anatel established the rules for the renewal of the concession contracts and the Brazilian Government issued a decree setting the policy guidelines for the Telecommunications sector. Embratel stated its intention to renew the concession contract and viewed both the concession rules and the Presidential Decree positively.

Embratel views positively the following aspects:

  interconnection costs for 2006 and 2007 will be capped to a proportion of per-minute tariffs for local voice services and in 2007 on, will be based on a long term cost model;

  unbundling is obligatory and network parts pricing is to be based on costs - arbitration process has been initiated;

  explicit obligation to provide co-billing under equal-treatment terms - arbitration process has been initiated;

  introduction of regulation that guarantees the effective accounting separation of the local and the long distance concessions;

  introduction of the General Plan of Competition with rules that will improve the competition in the STFC local market.

Other Information

During the second quarter of 2003 Embratel signed an agreement to sell its 2 percent ownership interest in the company Intelsat, an international satellite company, for US$ 41 million. Payment for this sale was received in July 2003. This was a non-strategic asset to Embratel. The transaction was approved by Anatel.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

11 EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(In thousands of Brazilian reais, except for share data)

                                                                                                   June 30,

                                                                                             2003            2002
GROSS OPERATING REVENUE

Telecommunications services                                                               4,353,721      4,830,317
Gross revenue deductions                                                                   (979,305)    (1,091,857)

Net operating revenue                                                                     3,374,416      3,738,460
Cost of services                                                                         (2,267,845)    (2,518,805)

Gross profit                                                                              1,106,571      1,219,655

OPERATING REVENUES (EXPENSES)                                                              (935,506)    (1,091,326)

Selling expenses                                                                           (399,927)      (545,054)
General and administrative expenses                                                        (545,228)      (543,761)
Other operating revenues, net                                                                 9,649         (2,511)

OPERATING INCOME BEFORE INTEREST                                                            171,065        128,329
Interest expense                                                                            234,948       (680,455)

OPERATING INCOME (LOSS)                                                                     406,013       (552,126)
Extraordinary nonoperating income                                                                 -        198,131
Other non-operating income (expense), net                                                  (161,502)         4,038

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST                                            244,511       (349,957)
Income tax and social contribution on profits                                               (88,580)       165,881
Minority interest                                                                           (15,113)        (6,969)

NET INCOME (LOSS) FOR THE PERIOD                                                            140,818       (191,045)

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)                                             4,723,844      4,723,844

NET INCOME (LOSS) PER THOUSAND SHARES IN R$                                                   29.81         (40.44)

___________________________________________________________________________________________________________________
The accompanying notes are an integral part of the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.